Exhibit 4.16

AMENDMENT TO
BYLAWS
OF
HEAD DISTRIBUTING COMPANY

Dated November 26, 2002

Article II, Section 2 of the Bylaws of Head Distributing Company is hereby amended to read as follows:

2.2          Annual Meetings.  The Corporation shall hold an annual meeting of shareholders at 10:00 a.m. on the first Tuesday in October of each year or at such other time as shall be determined by the Board of Directors, to elect directors and to transact any business that properly may come before the meeting. If the day fixed for the annual meeting is a legal holiday, such meeting shall be held on the next succeeding business day. The annual meeting may be combined with any other meeting of shareholders, whether annual or special.